

05041169

PROCESSED

MAR 3 1 2005

THOMSON
FINANCIAL

SEC\ .SSION

Washington, D.C. 20549

AA 3-23-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Eagle Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___134 Franklin Corner Road, Suite 102___

(No. and Street)

___Lawrenceville.___   ___New Jersey___   ___08648___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___John Michel___   (609) 912-1440

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Weeks Holderbaum DeGraw & Nadkarni, LLP___

(Name – *if individual, state last, first, middle name*)

___1011 US Highway 22, Suite 100___   ___Bridgewater, NJ___   ___08807___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05

OATH OR AFFIRMATION

I, <u>John Michel</u> , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>Glen Eagle Advisors, LLC</u> , as
of <u>December 31</u> , 20 <u>04</u> , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

<u>Susan Michel – IRA account # 590-990117</u>

<u>Susan Michel – cash account # 590-990125</u>

_____
Signature

<u>Chief Executive Officer</u>
Title

2-25-05

Notary Public

**Christopher M. Demayo
Notary Public of New Jersey
My commission
expires 08/23/2009**

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLEN EAGLE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH., D.C. 185 SECTION

GLEN EAGLE ADVISORS, LLC
CONTENTS TO FINANCIAL STATEMETENTS
DECEMBER 31, 2004



JAMES F. WEEKS, CPA

KIRK V. HOLDERBAUM, CPA

KENNETH J. DEGRAW, CPA, CFP,® PFS

SHRIKANT M. NADKARNI, CPA, CFP,® CVA

WEEKS HOLDERBAUM DEGRAW & NADKARNI,LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member
Glen Eagle Advisors, LLC
Lawrenceville, New Jersey

We have audited the accompanying statement of financial condition of Glen Eagle Advisors, LLC (a wholly owned subsidiary of Geneva Holding Corp.) as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Glen Eagle Advisors, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

*Weeks Holderbaum DeGraw & Nadkarni,*LLP

February 2, 2005

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: whdn@whdncpa.com

MEMBERS OF: The American Institute of Certified Public Accountants and Alliance for CPA Firms

GLEN EAGLE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	15,490
Deposit with clearing organization		25,000
Property and equipment, net		1,092
Prepaid expenses		10,690
TOTAL ASSETS	$	52,272

LIABILITIES AND MEMBER'S EQUITY

Liability:		
Accrued expenses	$	17,646
Member's Equity		34,626
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	52,272

The Notes to Financial Statements are an integral part of this statement

GLEN EAGLE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1 – Business and Summary of Significant Accounting Policies

The Company

Glen Eagle Advisors, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware on June 19, 2002 for the purpose of doing business as a fully disclosed broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company commenced business operations on May 9, 2003. The Company is a wholly owned subsidiary of Glen Eagle Investments, Inc.

Cash and Cash Equivalents

The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents for financial statement purposes.

Revenue Recognition

Commission income and related expenses are recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the double-declining method or straight-line depreciation method based on the following estimated useful lives of the assets.

Classification	Estimated Life (Years)
Furniture and fixtures	7
Computer equipment	3

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. Accordingly, profits and losses of the Company are passed through and reported on the sole owner's tax return. As a result, no provision for income taxes is reflected in these financial statements.

Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Note 2 – Restricted Cash

The Company is required to maintain a deposit of $25,000 with its clearing broker. The deposit does not earn interest.

Note 3 – Property and Equipment

Property and equipment, at cost, consisted of the following at December 31, 2004:

Computer Equipment	$	1,310
Less: Accumulated Depreciation		(218)
Property and Equipment - Net	$	1,092

Depreciation expense charged to operations amounted to $218 for the year ended December 31, 2004.

Note 4 – Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and net capital requirements of $22,844 and $5,000, respectively. The Company's net capital ratio was .77 to 1.

Note 5 – Related Party Transactions

During the year, the Company occupied office space on a month-to-month basis from Glen Eagle Investments, Inc., its Parent company. The Company had an expense agreement in which Glen Eagle Investments, Inc. assumes the cost of various ongoing operating expense of the Company, including rent. This expense agreement was terminated effective November 1, 2004. After the affective date of the termination agreement, the Company is responsible for rent and other obligations previously provided for by the Parent.

Note 6 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Note 7 – Commitments

The Company entered into a new lease for office facilities under a non-cancelable lease expiring on January 31, 2010. The following is a schedule of future minimum rental payments required under the above operating lease:

Year ending December 31:

2005	$	18,791
2006		25,756
2007		26,412
2008		27,057
2009		27,703
2010		2,313
Total		$ 128,032

Rent expense amounted to $1,924, for the year ended December 31, 2004.



WEEKS
HOLDERBAUM
DeGRAW &
NADKARNI, LLP

Certified Public Accountants

JAMES F. WEEKS, CPA

KIRK V. HOLDERBAUM, CPA

KENNETH J. DeGRAW, CPA, CFP,® PFS

SHRIKANT M. NADKARNI, CPA, CFP,® CVA

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Glen Eagle Advisors, LLC
Lawrenceville, New Jersey

In planning and performing our audit of the statement of financial condition of Glen Eagle Advisors, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. The recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: whdn@whdncpa.com

MEMBERS OF: The American Institute of Certified Public Accountants and Alliance for CPA Firms

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL (CONTINUED)

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Weeks Holderbaum DeGraw & Nadkarni, LLP

February 2, 2005